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                                                                    Exhibit 4.10

                              ASSET SALE AGREEMENT

I. PARTIES.

     This Agreement is entered into as of the 27th day of May, 1993, by and among Plan Services, Inc. ("PSI"), a Florida corporation with principal offices in Tampa, Florida; C G Insurance; Services, Inc, ("CAL/GROUP"), a California corporation with principal offices in Covina, California; and Renny V. Thomas ("Thomas"), a citizen and resident of Los Angeles County, California.

II. RECITALS.

     WHEREAS, CAL/GROUP is a party to various contracts with insurance companies, employers and other entities pursuant to which CAL/GROUP performs certain administrative and/or claims processing services for ft other party or parties to such contracts;

     WHEREAS, CAL/GROUP desires to assign, transfer and convey to PSI, and PSI desires to obtain and receive from CAL/GROUP all of the rights, titles and interests of CAL/GROUP in, to, and under such contracts; and

     WHEREAS, PSI is willing to assume all of the obligations to be performed by CAL/GROUP under such contracts on and after the effective date of this Agreement; and

     WHEREAS, Thomas and Marlene Thomas, his wife, own 100% of all of the outstanding capital stock of CAL/GROUP; and

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     WHEREAS, PSI desires Thomas' non-competition agreement and to retain the consulting services of Thomas with respect to the marketing of the present administration and claims processing business of CAL/GROUP assigned to PSI and development of new business related thereto:

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Closing. Subject to the provisions of Sections 4 and 5 below, the closing of the transactions contemplated by this Agreement (the "Closing") shall take plane, at such time as the parties may agree upon, at the offices of MAGNUS, EPMAN & DWYER on May 27, 1993, or at such other place, or on such other date as the parties may mutually agree. The date on which the Closing actually takes place is hereafter referred to as the "Closing Date". At the Closing:

          a. PSI will deliver to CAL/GROUP a certified or cashiers' check for $400,000.00 payable to "CAL/GROUP"; and

          b. PSI will deliver to THOMAS a certified or cashier's check for $100,000.00 payable to "RENNY V. THOMAS" for his non-competition agreement; and

          c. CAL/GROUP will deliver to PSI an assignment(s) of all its rights, titles and interests in and under the contracts listed in Exhibit A hereto. Such assignment(s) shall be in the form attached as Exhibit B hereto or in a form otherwise acceptable to PSI.

     2. Representations and Warranties of CAL/GROUP and Thomas. CAL/GROUP and Thomas jointly and severalty represent and warrant to PSI as follows:

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          a.   Due incorporation. CAL/GROUP is a corporation duly organized, validly existing and in good standing under the laws of the State of its organization and has the corporate power and lawful authority to own, lease and. operate its assets, properties and business and to carry on its business as now being and as heretofore conducted

          b. Stock Ownership. CAL/GROUP does not have outstanding any stock purchase warrants or options, or securities convertible into stock, or any treasury shares, and CAL/GROUP is not a party to or bound by any other agreement, option, call or demand obligating it do issue or transfer, at present or upon the occurrence of any event, any common stock or other equity of CAL/GROUP. The record and beneficial owner of one hundred percent (100%) of CAL/GROUP's issued and outstanding common stock, which is fully paid and nonassessable, is Renny V. Thomas, for 500 shares. Such shares ate the community property of Renny V. Thomas and Marlene Thomas. Marlene Thomas' consent to this agreement is set forth below.

          c. Execution, delivery and performance of Agreement. Neither the execution, delivery nor performance of this Agreement by CAL/GROUP or Thomas will, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, any provision of the certificate of incorporation or bylaws of CAL/GROUP or of any franchise, mortgage, deed of trust, lease, license, agreement, law. ordinance, rule or regulation or any order, judgment or decree to which CAL/GROUP or Thomas is a party or by which it or be may be bound or affected; CAL/GROUP and Thomas each bas full power and authority to enter into this

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Agreement and to carry out the transactions contemplated hereby. All proceedings required to be taken by CAL/GROUP to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been properly taken. This Agreement constitutes a valid and binding obligation of CAL/GROUP and, as to those provisions setting forth representations, warranties, promises or commitments by Thomas, of Thomas, enforceable in accordance with its terms (except as enforceability thereof may be limited by bankruptcy, Insolvency, reorganization, moratorium, receivership, conservatorship or any other laws of general application or equitable principles that affect the rights of creditors generally, or by limitations on the availability of the remedy of specific performance or injunctive relief),

          d. Contracts. Attached hereto as Exhibit C are true and complete copies of all contracts to which CAL/GROUP is a party that relate in any way to any one or more of the insurance policies and dental care plans or programs listed in Exhibit D hereto, or. any coverage of any person under any such policy, plan or program. Each of such contracts is in full force and effect and CAL/GROUP had the lawful authority to enter into each such contract. CAL/GROUP bas complied in all material respects with the provisions of each such contract or commitment to which it is a party and CAL/GROUP has not received any notice of default under any one or more of such contracts.

          e. Litigation. There is no litigation or judicial or administrative proceeding pending, or to the knowledge of CAL/GROUP or Thomas threatened, against or relating to CAL/GROUP or Thomas or any subsidiary of CAL/GROUP or to the properties or business of any of them other than proceedings filed with respect to disputes over claims made under insurance

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politics, plans or programs with respect to which CAL/GROUP provides services, which claims, if any, involving more than $5,000.00 as to each claim are listed on Exhibit "H" attached hereto,

          f. Disclosure No representation or warranty by CAL/GROUP or Thomas in this Agreement, nor say statement made in writing by either of them to PSI, or to any of its agents, officers, representatives or employees, in connection with the transactions that are the subject matter of this Agreement, contains or contained any untrue statement of a material fact, or omits or omitted to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. To the best of CAL/GROUP's and Thomas's knowledge, they are aware of no materiel fact, other than facts which may be in the public domain, which are otherwise stated in this Agreement or in any Exhibit hereto, or which are known to PSI or should be known to PSI upon the exercise of reasonable diligence, that could reasonably be foreseen as materially adversely affecting the administration and/or marketing of any insurance policy or dental plan or program listed in Exhibit D hereto, and/or of any coverage thereunder, following the Closing

     3. Representations and Warranties of PSI. PSI represents and warrants to CAL/GROUP and Thomas as follows:

          a. Due incorporation. PSI is a corporation duly organized, validly existing and in good standing under the laws of the State of its organization and has the corporate power and lawful authority to own, lease and operate its assets, properties and business and to carry on its business as now being and as heretofore conducted.

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          b.   Execution, delivery and performance of Agreement. Neither the execution, delivery nor performance of this Agreement by PSI will, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, any provision of the certificate of incorporation or bylaws of PSI or of any franchise, mortgage, deed or trust, lease, license, agreement, law, ordinance, rule or regulation or any order, judgment or decree to which PSI is a party or by which it may be bound or affected. PSI has full, power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. All proceedings required to be taken by PSI to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and all agreements relating hereto have been properly taken. This Agreement constitutes a valid and binding obligation of PSI, enforceable in accordance with its terms (except as enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship or any other laws of general application or equitable principles that affect the rights of creditors generally, or by limitations on the availability of the remedy of specific performance or injunctive relief).

          c. Disclosure. No representation or warranty by PSI in this Agreement, nor any statement made in writing by PSI to CAL/GROUP or Thomas, or to any of their agents, officers, representatives or employees, in connection with the transactions that are the subject matter of this Agreement, contains or contained any untrue statement of a material fact, or omits or omitted to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. To the best of PSI's knowledge, it is not

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aware of any material fact, other than facts which may be in the public domain, which are otherwise stated in this Agreement or in any Exhibit hereto, or which are known to CAL/GROUP and/or Thomas or should be known to either of them upon the exercise of reasonable diligence, that could reasonably be foreseen as materially adversely affecting PSI's ability to perform all of its obligations under this Agreement and the contracts being assigned pursuant thereto, following the Closing.

     4. Conditions Precedent to the Obligations of PSI. The obligations of PSI to consummate the transactions contemplated by this Agreement are, at its option, subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by PSI);

          a. Authorization. All action necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by CAL/GROUP and Thomas shall have been duly and validly taken.

          b. Representations and Warranties True as of the Closing Date. The representations and warranties of CAL/GROUP and Thomas contained in this Agreement shall be true in all material respects at the Closing Date as though such representations and Warranties were made on such date.

          c. Performance. CAL/GROUP and Thomas shall have performed and complied with all promises and conditions of this Agreement to be performed or complied with by each of them, respectively, prior to or at the Closing.

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          d.   Modification of CAL/GROUP's Contract Upon written request by PSI,
CAL/GROUP and the other patty or parties to each of the contracts being assigned to PSI pursuant to this Agreement shall have executed an amendment to such contract that modifies its terms in a manner satisfactory to PSI.

     5. Conditions Precedent to the Obligations of CAL/GROUP and. Thomas. The obligations of CAL/GROUP and Thomas to consummate the transaction contemplated by this Agreement are, at their option, subject to the fulfillment, prior to or at the Closing Date. of each of the following conditions (any or all of which may be waived by CAL/GROUP):

          a. Authorization. All action necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by PSI shall have been duly and validly taken.

          b. Representations and Warranties True as of the Closing Date. The representations and warranties of PSI contained in this Agreement shall be true in all material respects at the Closing Date as though such representations and warranties were made on such date.

          c. Performance. . PSI shall have performed and complied with all promises and conditions of this Agreement to be performed or complied with by it prior to or at the Closing.

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          d.   McFarlane Deferred Compensation Agreement. CAL/GROUP shall have reached, a settlement of its obligations under the December 1, 1982, Salary Continuation Agreement with Betty McFarlane.

     6.   Indemnification by CAL/GROUP and Thomas of PSI.

          a. Subject to the provisions of paragraph d below, CAL/GROUP and Thomas, jointly and severally, will indemnify and hold PSI harmless against and in respect of any loss, damage, deficiency or third-party claim or demand (all such losses, damages, deficiencies, claims and demands, including any assessments, judgments, costs, and expenses (including reasonable attorneys' fees) incident thereto being hereinafter referred to as the "Damages"), resulting from any misrepresentation, breach of warranty, or nonfulfillment of any covenant or agreement by CAL/GROUP and Thomas, or either of them, set forth in this Agreement, or in. any certificate, document or other instrument furnished or to be furnished to PSI pursuant hereto, or resulting from any act or omission of CAL/GROUP and Thomas, or either of them, in the provision of services prior to the Closing with respect to any of the insurance policies or dental plans or programs listed in Exhibit D hereto.

          b. Within 10 business days after receipt by PSI of notice of any action, proceeding, demand, claim or potential claim (any of which is hereinafter individually referred to as a "Circumstance"), which could give rise to a right to indemnification pursuant to this Section 6. PSI shall give each of CAL/GROUP and Thomas (hereafter "indemnitors") written notice describing the Circumstance in reasonable detail and provide copies of all legal pleadings and other pertinent

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documents possession or control. Each indemnitor shall have the right, at his, her or its own counsel, any third-party claim or demand involving the asserted liability of PSI. If any of the Indemnitors undertakes to compromise or defend any such third-party claim or demand, he, she, it or they shall within 10 business days after receipt of a notice describing a Circumstance notify PSI of the intention to do so. PSI agrees to cooperate fully with any one or more of the Indemnitors and their counsel in the compromise of, or defense against, any such third-party claim or demand. All costs and expenses that PSI incurs in connection with the cooperation referred to in the preceding sentence shall be borne jointly and severally by the Indemnitors. PSI shall in any event have the right, at its own expense, to participate in the defense of such claim or demand.

          c. If no indemnitor provides PSI with the notice of intention to compromise or defend referred to above within the prescribed time period, PSI shall be free to settle, litigate or otherwise deal with the claim or demand in its sole discretion and the obligation of the Indemnitors to indemnify and save PSI harmless as set forth herein shall apply in full.

          d. The Indemnitors shall have no liability with respect to any Damages that are otherwise payable to PSI under this Section 6 to the extent PSI is also indemnified against such Damages under any indemnification provision of a contract with an insurance company.

     7.   Indemnification by PSI of CAL/GROUP and Thomas.

          a. Subject to the provisions of paragraph d below, PSI will indemnify and hold CAL/GROUP and Thomas harmless against and in respect of any Damages resulting from any

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misrepresentation, breach. of warranty, or nonfulfillment of any covenant or agreement by PSI set forth in this Agreement, or in any certificate, document or other instrument furnished or to be furnished to CAL/GROUP and Thomas pursuant hereto, or resulting from any act or omission of PSI in the provision of services after the Closing with respect to any of the insurance policies or dental plans or programs listed in Exhibit D hereto.

          b. Within 10 business days after receipt by CAL/GROUP and/or Thomas of notice of any action, proceeding, demand, claim or potential claim (any of which is hereinafter individually referred to as a "Circumstance"), which could give rise to a right to indemnification pursuant to this Section 7, CAL/GROUP and/or `Thomas shall give PSI written notice describing the Circumstance in reasonable detail and provide copies of all legal pleadings and other pertinent documents in its or his possession or control. PSI shall have the right, at its option, to compromise or defend, at its own expense and by its own counsel, any third-party claim or demand involving the asserted liability of CAL/GROUP and/or Thomas. If PSI undertakes to compromise or defend any such third-party claim or demand, it shall within 10 business days after receipt of a notice describing a Circumstance notify CAL/GROUP and Thomas of the intention to do so. CAL/GROUP and Thomas agree to cooperate fully with PSI and its counsel in the compromise of, or defense against, any such third-party claim or demand. All costs and expenses that CAL/GROUP and/or Thomas incur in connection with the cooperation referred to in the preceding sentence shall be borne by PSI. CAL/GROUP and/or Thomas shall in any event have the right, at its or his own expense, to participate in the defense of such claim or demand.

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          c.   If PSI does not provide CAL/GROUP and Thomas with the notice of its intention to compromise or defend referred to above within the prescribed time period, CAL/GROUP and/or Thomas shall be free to settle, litigate or otherwise deal with the claim or demand in its or his sole discretion and the obligation of PSI to indemnify and save CAL/GROUP and Thomas harmless as set forth herein shall apply in full.

          d. PSI shall have no liability with respect to any Damages that are otherwise payable to CAL/GROUP and/or Thomas under this Section 7 to the extent the entity to which such Damages are payable hereunder is also indemnified against them under any indemnification provision of a contract with an insurance company.

     8.   Restrictive Covenants.

          a. Restrictive Covenants. Each. of CAL/GROUP and Thomas separately agree that within the United States during the five year period beginning on the Closing Date:

               (1) He or it shall not, except with PSI's prior written consent, engage in dental administration services other than through PSI, in the administering of dental insurance, or in the administering of any dental portion of a plan or program that provides dental benefits, or in providing dental claims processing services in connection with any such insurance, plan or program;

               (2) Thomas shall not, except with PSI's prior written consent, perform any dental claims administration or processing services, as an employee, independent contractor, through

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ownership (by himself or by any member of his immediate family) in a corporation or partnership or otherwise, in connection with the administration of, or the processing of dental claims under, any dental portion of a plan, program or insurance policy that provides dental benefits and that offers coverage to anyone to whom coverage under any one of the policies, plans and programs listed in Exhibit D hereto may be made available; and

               (3) Thomas shall not market claims administration services of any other person or entity without first referring any potential customer for such services to PSI and obtaining written notification from either PSI or such customer that either PSI or such customer or both do not wish PSI to provide claims administration services for each customer. In no event shall Thomas accept as compensation for marketing services of a dental claims administrator more than five percent (5%) of the compensation received by such dental claims administrator for the services marketed by Thomas.

          b. Confidentiality. Neither CAL/GROUP nor Thomas shall reveal to outside sources, without PSI's prior written consent, any information that could in any manner materially adversely affect the business that PSI is acquiring hereunder, including without limitation expirations and other confidential information, unless inch disclosure is required by law, provided, however, that CAL/GROUP and Thomas shall have the right to utilize generic claims experience information with respect to their underwriting. marketing and consulting business not being transferred to PSI pursuant to this Agreement.

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          c.   Scope/Equitable Relief. Each of CAL/GROUP and Thomas acknowledges
(i) that it is reasonable for the provisions of paragraphs a. and b. above to apply throughout the United States because the business to which this Agreement relates is nationwide in scope, and (ii) that the remedy at law for any breach by any of them of any provision in those paragraphs will be inadequate, and that PSI shall be entitled to injunctive relief. If any such provision is held by any court to be unenforceable because of either the duration or the scope thereof, the parties agree that the court making such determination shall have the power to reduce the duration and/or scope of such provision in whatever manner necessary to render it enforceable.

          d. Exclusions. Expressly excluded from this restrictive covenant are the rights of CAL/GROUP and Thomas (and any corporation, partnership or entity in which they have an interest or by whom they axe employed or under contract
to) to engage in dental plan reinsurance, or underwriting or consulting with respect to such reinsurance.

          e. Additional Thomas Compensation for Non-Competition. In consideration of Thomas' agreement to be bound by the restrictive covenants of this paragraph 8, PSI shall pay to Thomas the sum set forth in paragraph 1(b) and a one percent (1%) commission on all Congress Life and Security Life "direct bill' premiums received by PSI with respect to existing lives only under the existing contracts assigned herein. This commission shall be payable monthly within 15 calendar days from the end of the month within which PSI receives the premiums upon which the commission is based. PSI shall deliver with the commission payment an accounting of the premiums received upon which the commission is based. No commission shall be payable under this subparagraph with

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respect to "fixed fee" compensation received by PSI for existing contracts assigned pursuant to this Agreement.

     9.   "Gross Revenues" & "Commission Expense" Statement.

          a. Right to Audit. As soon as practicable after the date this Agreement is executed by all parties, PSI shall have the right, but not the obligation to retain an independent accounting firm at PSI's expense, to prepare and deliver to PSI and CAL/GROUP an audited Statement of "Gross Revenues" and "Commission Expenses" with respect to the operations of CAL/GROUP during the calendar year ending December 31, 1992. The Statement shall show as separate line items the "Gross Revenues" and the "Commission Expenses" of CAL/GROUP for such calendar year. For purposes of such Statement, CAL/GROUP's "Gross Revenues" and "Commission Expenses" are defined as follows:

               (1) "Gross Revenue's" means the total compensation received by CAL/GROUP under the contracts assigned to PSI hereunder, including interest earned by CAL/GROUP upon premiums or other payments made by employers or others for coverage under the policies, plans or programs with respect to which CAL/GROUP provides administrative or claims processing services pursuant to such contracts.

               (2) "Commission Expenses" means monies paid to any licensed insurance agent directly involved in the production of business who is the writing agent or any general agent or master general agent through whom the business is written. Commissions paid to Thomas shall be

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excluded in determining "Commission Expenses" and added to the Net Income of
CAL/GROUP for the purpose of determining the purchase price as set forth in subparagraph 10d.

          b. Past Practice. Except as provided in the preceding paragraph, the Statement prepared by the independent accounting firm and described herein shall be prepared in accordance with standards established by the AICPA ad on the basis of the accounting method used by CAL/GROUP for federal income tax purposes applied in a manner consistent with CAL/GROUP's past practice.

          c. Payment Adjustments Based on Audited Net Income. Subject to Paragraph 9e., if the amount of "Gross Revenues" less the amount of "Commission Expenses" ("Net Income") set forth in the Statement prepared by the independent account firm and described herein is less or more than the parties' estimate of two million dollars ($2,000,000.00) then the deferred payments to CAL/GROUP provided by paragraph 10d(1), below shall be adjusted as provided herein, but the payment provided by paragraph 1a. above shall remain unchanged.

          d. Waiver of Audit Report. PS1 shall have ninety (90) days from the Closing to conduct and complete the audit provided by paragraph 9.a. above. If such audit is not completed and the Statement of "Gross Revenues" and "Commission Expense" is not delivered to the parties within 90 days from the Closing, then the parties' estimate of two million dollars ($2,000,000.00) shall be final and binding upon the parties hereto for all purposes of this Agreement.

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          e.   Right of Recission. If the audit is timely completed and
delivered to the parties hereto and the Net Income varies by more than one hundred thousand dollars ($100,000.00) from the two million dollar estimate, then either party shall have the right to rescind this Agreement by giving written notice thereof and rendering all consideration received from the other party hereto within seven working days from the date of receipt of the independent accounting firm's Statement of the Net Income.

     10.  Additional Commitments.

          a. Proration of Compensation. PSI agrees that it is not entitled to any fee payable by the insurer or other entity with respect to coverage under any of the policies, plans or programs listed in Exhibit D hereto if such fee was based upon premiums or other payments for any month prior to May, 1993, regardless of when such premiums or other payments may be received. CAL/GROUP agrees that it is not entitled to any fee payable by the insurer or other entity with respect to coverage under any such policies, plans or programs, if such fee was based upon premiums or other payments for any month subsequent to May, 1992, regardless of when such premiums or other payments may be received.

          b. Remittance/Accounting for Third Party Mispayments. The parties anticipate the receipt by CAL/GROUP or PSI as the case may be of premiums and/or compensation to which one other is entitled pursuant to the term of this Agreement, and each of each parties agrees to remit to the other any payments, fixed fees and/or premium received to which the other is entitled

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                                       18

hereunder. Such remittance will be made within thirty calendar days of receipt along with an accounting of such funds.

          c. Transfer of Records. CAL/GROUP shall assemble and make available for PSI to retrieve at CAL/GROUP's place of business the records and other materials that PSI will need effectively to perform the services called for under the contracts assigned to PSI hereunder. CAL/GROUP and PSI shall cooperate in connection with all other aspects of the transition from CAL/GROUP to PSI as the service provider under such contracts, including, but not limited to, the prompt transmittal to PSI of any and all records and correspondence subsequently received by CAL/GROUP after the Closing.

          d.   Payments to CAL/GROUP.

               (1) Schedule of Payments. In further consideration for the assignment of all its rights, titles and interests in and to the contracts listed in Exhibit A attached hereto, deferred payments in the amounts set forth in Exhibit F attached hereto will be paid to CAL/GROUP by Plan Services, Inc.

                    The amount of each deferred payment was calculated on the assumption that the difference between Gross Revenues and Commission Expenses has a Present Value (after payment of those sums set forth in Paragraph 1 above) of $1,500,000. Should the Present Value be adjusted upward or downward as the result of timely completion of the Net Income Statement pursuant to Paragraph 9(c) above, deferred payments shall likewise be adjusted upward or downward accordingly. Exhibit F shall then be modified so that the first deferred payment shall

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                                       19

equal the product of 1.025 times 1/30th of the adjusted Present Value and each subsequent deferred payment shall equal the product of 1.025 times the amount payable on the due date of the immediately preceding deferred payment.

                    However, notwithstanding any adjustments of Present Value or modifications to Exhibit F, the number of deferred payments and the dates of such payments shall remain the same as set forth in Exhibit F.

               (2) Security for Balance Owed to CAL/GROUP. PSI shall provide an Irrevocable Letter of Credit from Morgan Guaranty in the initial amount of one million five hundred thousand ($1,500,000.00) to secure the payments pursuant to subparagraph 10d.(1) hereof. Such Letter of Credit shall provide that the failure of PSI to make any payment provided for in paragraph 10d.(1) and Exhibit F referenced therein, shall permit CAL/GROUP to draw down on such Letter of Credit to effect repayment of the obligations of PSI under paragraph 10d.(1). Inasmuch as Letters of Credit must be renewed each year, PSI shall arrange for a new Letter of Credit in the amount of the difference between (i) $1,500,000.00 and (ii) the product of $50,000 times the number of deferred payments that PSI has paid in full prior to the renewal date, at least thirty (30) days before the then current Letter of Credit expires and shall have Morgan Guaranty notify CAL/GROUP that the renewed Letter of Credit will be issued at least 30 days in advance thereof. Failure to do so shall entitle CAL/GROUP to draw upon the entire current Letter of Credit. Otherwise, upon notification, the next Letter of Credit will go into effect for the forthcoming year.

          e.   Thomas Compensation for Future Services.

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                                       20

               (1) Thomas Services. Thomas agrees to consult with PSI regarding its claims administration and provide marketing and underwriting services to PSI with respect to the business assigned by CAL/GROUP to PSI, new business developed by Thomas and new business developed by PSI for a period of fifteen
(15) years from the Closing. Thomas shall make himself reasonably available to PSI for such consulting, marketing and underwriting services but in no event shall Thomas be required to render any specific amount of time to PSI, or be available on any specific date or at any specific places. PSI shall reimburse Thomas for all reasonable out-of-pocket expenses for long distance phone calls, mail, express mail, travel, lodgings and meals, and similar expenses incurred by Thomas in rendering services to PSI provided PSI has pre-approved same. Except as may be otherwise provided in Paragraph 8 hereof, Thomas may render similar services to other parties, including, but not limited to, other insurers, self insurers and third party administrators;

               (2) Thomas Payments. In consideration of the above-described services, PSI shall, pay to Thomas the following percentages of the compensation described in clauses (i), (ii) and (iii) of this paragraph 10.e. that exceed $3 million in the aggregate received by PSI with respect to the 12 month period that begins on May 1, 1993 and on the anniversary of such date for each year thereafter for the fifteen year period beginning on May 1, 1993. Payments and an accounting of the compensation received by PSI for the subject 12-month period shall be delivered by PSI to Thomas under this paragraph 10.e. within forty-five
(45) days after the end of the 12-month period to which the payment and accounting pertains.

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                    (i)   5 % of the compensation paid to PSI (x) under and
pursuant to the contracts that are assigned to PSI under this Agreement, excluding any interest earned by PSI on premiums or other payments made by participating employers or others for coverage under any policy, plan or program with respect to which PSI performs services pursuant to such contracts, and (y) by employers participating in multiple employer trusts that hold any insurance policies administered by PSI pursuant to the contracts assigned to PSI under this Agreement;

                    (ii) 5% of PSI's compensation pursuant to any administrative services or similar contracts, other than those assigned to PSI hereunder, that PSI enters into with an insurance company or other entity as a direct result of the efforts of Thomas (e.g. introduction by Thomas, or negotiation by Thomas on behalf of PSI) to bring such business to PSI. PSI's compensation under such contracts, for purposes of determining the amount on which the 5% fee is based, shall be calculated in the same manner as provided for in subparagraph (i) above;

                    (iii) 2% of PSI's compensation under any contract with an insurance company to provide administrative services in connection with a policy of dental insurance issued by such company; excluding, however, any contracts described in subparagraphs (i) or (ii), above, any contracts entered into by PSI with any insurance company that has issued a policy of insurance that PSI is administering as of the Closing Date, any dental programs incidental to medical programs (i.e., less lives covered for dental than for medical benefits) administered by PSI, and any contracts entered into by PSI with any insurance company prior or subsequent to the Closing Date to provide administrative services in connection with a self-funded, or only partially insured, program of benefits.

               (3) Thomas shall have the right, but not the obligation, to review, inspect and audit PSI's books and records at his own expense, with respect to PSI's receipt of compensation described in subparagraphs 10e(2)(i) through (iii). The audit or inspection must be initiated and completed within a ninety (90) day period from the date Thomas receives an accounting and payment, if any, for the year in question. Prior to such audit, Thomas and/or any agents performing such audit shall sign a confidentiality agreement in substantially the form attached hereto as Exhibit "G".

          f. CAL/GROUP Health Benefits. PSI agrees that for the ten (10) year period beginning on the Closing Date, PSI shall provide benefits under PSI's then effective health care benefits program to such CAL/GROUP employees as may be designated by CAL/GROUP not to exceed fifteen people at any one time: provided that CAL/GROUP remits to PSI each month in advance 100% of the cost of coverage under the program for such CAL/GROUP employees who may be so covered, which cost shall be the same cost as the cost of the same coverage for PSI employees. All existing CAL/GROUP employees shall be entitled to program coverage without any waiting period immediately upon the Closing Date. All CAL/GROUP new employees shall be subject to a 180 day waiting period prior to being eligible for health care benefits under PSI's program in the event the PSI program is notified in the future to provide a longer waiting period, such longer waiting period will apply to CAL/GROUP employees to the same extent as it will apply to PSI employees.

          g. CAL/GROUP Post 5/1/93 Compensation. All monies due to CAL/GROUP under the assigned contracts (net of commissions, paid to agents) with respect to coverage for any month beginning on or after May 1, 1993, and all separately billed fees to employees and individuals payable to CAL/GROUP with respect to such coverage, shall be remitted by CAL/GROUP to PSI promptly after CAL/GROUP's accounting for the month in question is completed, but no later than 15 days after the end of such month. The parties anticipate CAL/GROUP's continued administration of same, however, for a short period after the Closing Date. Accordingly, PSI agrees to reimburse CAL/GROUP for reasonable, normal expenses (including, but not limited to, salaries, benefits, rent, and phone but excluding legal and outside accounting fees, and extraordinary or annual expenses) incurred from May 1, 1993 until the date PSI has taken over substantially all the administrative responsibilities under the assigned contracts (Transfer Date). The actual Transfer Date shall be determined by mutual agreement of the parties. CAL/GROUP shall provide a monthly accounting of and request for reimbursement of such expenses to PSI in writing. PSI shall remit reimbursement or such expenses to CAL/GROUP within 5 days from receipt of such accounting and request for reimbursement.

     11. Benefit. This Agreement shall be binding upon, and inure to the benefit of, the respective successors, assigns, heirs and personal representatives of the parties hereto.

     12. Further Documentation. CAL/GROUP and Thomas agree that after the Closing, upon PSI's request, it or he, as the case may be, will from time to time execute and deliver to PSI all such instruments and documents of further assurance or otherwise, and will do any and all such acts and things, as may reasonably be required to carry out the obligations of CAL/GROUP or Thomas hereunder and fully to consummate the transactions contemplated hereby.

     13. Tax Returns. No party to this Agreement has made any representations as to tax status of this transaction and each party is therefore taking the advice of that party's counsel as to such matters and is assuming his, her or its own tax liabilities, if any, by reason of this Agreement and the carrying out of its terms.

     14. Expenses. Each party to this Agreement will bear the fees and expenses incurred by such party in connection with this Agreement.

     15. Entire Understanding. This Agreement (including the Exhibits thereto) contains the entire agreement among the parties with respect to the subject matter hereof, and supersedes all prior agreements, written or oral, with respect thereto.

     16. Nature and Survival of Representations and Warranties. All representations and warranties of each party hereto contained in this Agreement shall be deemed. to have been relied upon by the other parties hereto notwithstanding any independent investigation made by them and shall survive the effective date of this Agreement and the consummation of the transactions for which it provides.

     17. Arbitration. Any controversy or claim arising out of or relating to this Agreement shall be settled by arbitration in Los Angeles, California, in accordance with the rules of the

American Arbitration Association. The arbitrators) shall not have the jurisdiction or power to consider claims or enter an award for punitive damages. The arbitrator(s) shall not be bound by formal rules of law or evidence and shall consider all claims in light of the customs, usages and practices of the insurance industry. No formal discovery shall be allowed, provided however, that each party shall cooperate by providing the other party with all non-privileged documents, information and witness statements as may be reasonably necessary to evaluate the submitted controversy to, have meaningful settlement discussions and to avoid surprise at the arbitration hearing. Any judgment upon the award rendered in such arbitration may be entered in any court of competent jurisdiction. This provision shall not apply, however, to any legal proceeding initiated solely to obtain equitable or other equitable relief and reasonable attorneys fees associated therewith, but excluding damages which shall be subject to arbitration, including, but not limited to, any claim or controversy arising out of or relating to the restrictive covenants set forth in Section 8, paragraphs a. and b., of this Agreement, and/or declaratory relief respecting the respective parties' rights to accountings and inspection of books and records as provided herein.

     18. Waiver, modification, or cancellation. Any waiver, alteration, or modification of any of the provisions of this Agreement, or its cancellation or replacement, shall not be valid unless in writing and signed by the parties.

     19. Construction. This Agreement shall be governed by the laws of the State of California, without regard to its conflict of law rules.

     20. Notices. All notices. requests, demands, or other communications hereunder shall be in writing and shall be deemed given when received if delivered or mailed, first class postage prepaid, to the addresses indicated below or to such other address as any party may have furnished to the other parties in writing.

          (a)  If to PSI:

               Plan Services, Inc
               3501 Frontage Road
               Concourse Center Tampa, FL 33607

               Attention: Gary L. Raeckers, President

          (b)  If to CAL/GROUP:

               C G Insurance Services, Inc.
               P.O. BOX 3209
               Covina, CA 91722

               Attention:  Renny V. Thomas, Executive Vice President

          (c)  If to Thomas:

               Mr. Renny V. Thomas
               c/o C G Insurance Services, Inc.
               P.O. BOX 3209
               Covina, CA 91722

     21. Headings. Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

     22. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     23. CAL/GROUP Rights to Assign Benefits. CAL/GROUP shall have the right to assign its rights under this Agreement to any person or entity in its sole discretion without the prior consent or approval of PSI provided that no such assignment shall release CAL/GROUP from its duties and obligations hereunder and PSI shall have the right to assert all claims, defenses and offsets against CAL/GROUP's assignee as PSI could against CAL/GROUP.

     24. Attorneys Fees. In the event of a dispute arising from or related to this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys fees and costs, in addition to any other monetary or equitable relief awarded, incurred in any legal, arbitral or alternate dispute resolution proceeding.

     25. Confidentiality Agreement. Prior to CAL/GROUP providing any of the financial information or copies of the contracts assigned pursuant to this Agreement, PSI shall execute a Confidentiality Agreement in the form attached hereto as Exhibit G. PSI further agrees to have any and all agents, including, but not limited to, its accountants, or independent accounting firm execute same prior to delivering any information or documents received from CAL/GROUP to such agents.

     26. Purchase Price Allocation. The estimated sum of $1,900,000.00 payable to CAL/GROUP under this Agreement shall be allocated as follows: $1,800,000.00 in consideration of the assigned contracts; and., $100,000.00 for its non-competition agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

                                                PLAN SERVICES, INC.


                                                By: /s/ Gary L. Raeckers
                                                    ----------------------------



                                                CG INSURANCE SERVICES, INC.


                                                By: /s/ Renny V. Thomas
                                                    ----------------------------



                                                By: /s/ Renny V. Thomas
                                                    ----------------------------
                                                        RENNY V. THOMAS

                                CONSENT OF SPOUSE

     The undersigned as the spouse of Renny V. Thomas, having a community property interest in his stock in CAL/GROUP hereby consents to and joins in the above-stated Agreement.




                                                By:   /s/ Marlene Thomas
                                                    ----------------------------

                        AMENDMENT TO ASSET SALE AGREEMENT

     This Amendment is entered into this 17th day of October, 1994 by and between Plan Services, Inc., a Florida Corporation ("PSI") and CG Insurance Services, Inc. ("CAL/GROUP") a California Corporation and Renny V. Thomas ("Thomas"), a citizen and resident of Los Angeles County, California to modify that certain Asset Sale Agreement ("the Agreement") dated May 27, 1993.

                                    AMENDMENT

     The parties agreement to amend section 10d(2) of the Agreement by deleting any and all references to Morgan Guaranty and replacing it with First Union National Bank of North Carolina, N.A.

                        AFFIRMATION OF ORIGINAL CONTRACT

     Except as expressly provided above, and notwithstanding any prior amendments to the Agreement, the parties reaffirm that the language and terms of the original Agreement remain unchanged.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                        PLAN SERVICES, INC.


__________________________              By /s/ Gary L. Raeckers
         Witness                           -------------------------------------

                                        Title: Executive Vice President
                                               ---------------------------------


                                        C G INSURANCE SERVICES, INC.


__________________________              By /s/ Renny V. Thomas
         Witness                           -------------------------------------

                                        Title: Vice President
                                               ---------------------------------

                   FIRST MODIFICATION TO ASSET SALE AGREEMENT

I. PARTIES.

     This Agreement is entered into as of March 25, 1994, by and among the parties named hereinafter to modify and supplement that ASSET SALE AGREEMENT dated May 27, 1993 ("CONTRACT") by and among Plan, Services, Inc, ("PSI"). a Florida corporation with principal offices in Tampa, Florida; CG Insurance Services, Inc. ("CAL/GROUP:), a California corporation with principal offices in Covina, California; and Renny V. Thomas ("Thomas"), a citizen and resident of Los Angeles County, California.

II. RECITALS

     The parties hereto desire to adjust the total consideration and deferred payment schedule to be paid by PSI to CAL/GROUP to account for the loss of the American Chambers Insurance Company block of business after the transfer of the claims administration business from CAL/GROUP to PSI.

III. AGREEMENTS

     The parties hereto agree that the total consideration to be paid by PSI under the CONTRACT shall be reduced from two million dollars ($2,000,000.00) to one million eight hundred and fifty thousand dollars ($1,850,000.00) and the deferred payment schedule under paragraph 10.d.(1), Exhibit F to the CONTRACT is hereby replaced by the new deferred payment schedule attached hereto as Exhibit F1, provided however, that the scheduled May 1, 1994 payment, and only that payment, listed as fifty thousand dollars ($50,000.00) shall be reduced by twelve hundred and fifty dollars ($1,250.00) to the sum of forty-eight thousand seven hundred and fifty dollars ($48,750.00) to account for the excess of the scheduled payments over the actual amount owed.

IV. AFFIRMATION OF ORIGINAL CONTRACT.

     Except as expressly modified herein, the parties hereby reaffirm and incorporate by reference herein the original terms of the CONTRACT.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year set forth below.

                                        PLAN SERVICES, INC.



DATED: MARCH 31 1994                    By: /s/ George Dunaway
                                            ------------------------------------
                                             GEORGE DUNAWAY,
                                             VICE PRESIDENT - FINANCE
                                             AND CHIEF FINANCIAL OFFICER


                                        CG INSURANCE SERVICES, INC.





DATED: MARCH 30, 1994                   By  /s/ Renny V. Thomas
                                            ------------------------------------
                                             RENNY V. THOMAS, PRESIDENT

                            SUMMARY OF PURCHASE PRICE

Deferred                Payment
Payment                 Date                          Amount
-------                 -------                    ------------

  1                     11/1/93                    $   51,250.00
  2                     5/1/94                     $   48,750.00
  3                     11/1/94                    $   50,000.00
  4                     5/1/95                     $   50,000.00
  5                     11/1/95                    $   50,000.00
  6                     5/1/96                     $   57,000.00
  7                     11/1/96                    $   57,000.00
  8                     5/1/97                     $   57,000.00
  9                     11/1/97                    $   57,000.00
  10                    5/1198                     $   57,000.00
  11                    11/1/98                    $   64,000.00
  12                    5/1/99                     $   64,000.00
  13                    11/1/99                    $   64,000.00
  14                    5/1/00                     $   64,000.00
  15                    11/1/00                    $   64,000.00
  16                    5/1/01                     $   71,000.00
  17                    11/1/01                    $   71,000.00
  18                    5/1/02                     $   71,000.00
  19                    11/1/02                    $   71,000.00
  20                    5/1/03                     $   71,000.00
  21                    11/1/03                    $   78,000.00
  22                    5/1/04                     $   78,000.00
  23                    11/1/04                    $   78,000.00
  24                    5/1/05                     $   78,000.00
  25                    11/1/05                    $   78,000.00
  26                    5/1/06                     $   80,000.00
  27                    11/1/06                    $   80,000.00
  28                    5/1/07                     $   80,000.00
  29                    11/1/07                    $   80,000.00
  30                    5/1/08                     $   80,000.00
  31                    11/1/08                    $    5,255.48

                 Total                             $2,005,255.48